Exhibit 99.1

EMBRATEL PARTICIPAÇÕES S.A.

CNPJ/MF 02.558.124/0001-12

N.I.R.E. 3330026237-7

Listed Company

MATERIAL FACT

Embratel Participações S.A. (“Embrapar” or “Company”), in compliance with Instrução nº 358/02 of the Brazilian Comissão de Valores Mobiliários (“CVM”), announces that, in connection with its Statements of Material Fact issued on June 7, 2012 and June 28, 2012, it has decided not to proceed with a public tender offer relating to the deregistration of NET Serviços de Telecomunicação S.A. (“NET”).

As a result of this decision, Embrapar confirms that it plans only to proceed, jointly with its controlled companies Empresa Brasileira de Telecomunicações S.A. – Embratel and GB Empreendimentos e Participações S.A., with a public tender offer relating to the change of control of NET and the exit of NET from the Level 2 differentiated corporate governance segment of the BM&FBOVESPA, at an offer price of R$26.64 per share, regardless of the class or type, adjusted in accordance with the variation of the CDI (Certificado de Depósito Interbancário) index from June 8, 2012 until the date of the auction for the offer, inclusive, as previously announced by the Company in its Statement of Material Fact issued on June 7, 2012.

Embrapar will present to the CVM a new version of the Edital and other documents required to register the public tender offer described above.

Rio de Janeiro, July 5, 2012.

Embratel Participações S.A.

Isaac Berensztejn / Investor Relations Officer